EXHIBIT 99.1

Centerra Gold Announces Executive Changes

TORONTO, March 30, 2026 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announces that David Hendriks, Executive Vice President and Chief Operating Officer (“COO”), will be leaving the Company. He will remain available to the Company in a consulting capacity to support a smooth transition. Mike Sylvestre will assume the responsibilities of COO on an interim basis, effective today.

President and CEO, Paul Tomory, commented, “As we begin the search for a permanent replacement, we are pleased to welcome Mike Sylvestre as our interim Chief Operating Officer. Mike brings decades of operational leadership and deep technical expertise, and we are confident his experience and results-driven approach will support our sites as we remain focused on execution across our operating assets and continue to develop our organic growth pipeline of projects.”

Mr. Sylvestre is a seasoned mining executive with over 45 years of international experience and has held leadership roles at major, mid-tier and junior mining companies. He most recently served as Senior Vice President, Americas at Kinross Gold, retiring in 2022. Over the course of his career, he has held a range of senior operational and executive roles, with a strong track record in leading both established and start-up operations, driving safety performance, operational excellence, and sustainable practices. He currently serves on the boards of Hochschild Mining and Vista Gold Corp. Mr. Sylvestre holds a Master of Science in Mining and Mineral Engineering from McGill University and a Bachelor of Science in Mining Engineering from Queen’s University and is a member of the Professional Engineers of Ontario.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
Lisa.Wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.